Mail Stop 4720

November 24, 2009

Joseph K. Belanoff, M.D.
Chief Executive Officer
Corcept Therapeutics Incorporated
149 Commonwealth Drive
Menlo Park, CA 94025

> **Re:** **Corcept Therapeutics Incorporated**
> **Registration Statement on Form S-3**
> **Filed November 16, 2009**
> **File No. 333-163140**

Dear Dr. Belanoff:

We have limited our review of your filing to the issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the resale of up to 17,005,248 shares of common stock, including 4,408,773 shares of common stock issuable upon the exercise of warrants. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, it appears that the offering may be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3 you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- the length of time the selling stockholders have held the shares;
- the relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;
- any relationships among the selling stockholders; and
- whether or not any of the selling stockholders is in the business of buying and selling securities.

Please include in this analysis your basis for determining that each affiliated selling stockholder is not an underwriter. Please provide a separate analysis for each affiliated selling stockholder. See Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

* * *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Joseph K. Belanoff, M.D.
Corcept Therapeutics Incorporated
November 24, 2009
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Alan C. Mendelson
        Latham & Watkins LLP
        140 Scott Drive
        Menlo Park, CA 94025